Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON OCTOBER 28, 2026

Reference is made to the circular (the “Circular”) of Bilibili Inc. (the “Company”) incorporating, amongst others, the notice of the extraordinary general meeting of the Company (the “Extraordinary General Meeting”) dated September 25, 2026 (the “Notice”). Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that at the Extraordinary General Meeting held on October 28, 2026, the proposed resolution as set out in the Notice was taken by poll. The poll results in respect of the resolution proposed at the Extraordinary General Meeting are as follows:

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolution			For	Against	Abstain
1.	As a special resolution: (a) the Tencent Subscription and Repurchase Agreement and the Concurrent Tencent Repurchase as contemplated thereunder be and are hereby approved; and	Class Z Ordinary Shares	175,485,628 (99.475606%)	782,595 (0.443621%)	142,492 (0.080773%)	176,410,715	176,410,715
		Class Y Ordinary Shares	785,361,810 (100.000000%)	0 (0.000000%)	0 (0.000000%)	785,361,810	78,536,181

	(b) the directors of the Company be and are hereby authorized to do all such acts and things and execute all such documents which they consider necessary, desirable or expedient for the implementation of and giving effect to the Tencent Subscription and Repurchase Agreement and the Concurrent Tencent Repurchase.	Total Number (Class Z & Class Y)	960,847,438 (99.903814%)	782,595 (0.081370%)	142,492 (0.014816%)	961,772,525	254,946,896

Note: Please refer to the Notice for the full text of the resolution proposed at the Extraordinary General Meeting.

According to the Articles of Association, for resolution numbered 1, each Class Y Ordinary Share shall entitle the holder thereof to ten (10) votes, and each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote.

As not less than three-fourths of the votes were cast by the Disinterested Shareholders in favor of the resolution numbered 1 above, the resolution was duly passed as a special resolution. The conditions precedent to the concurrent closing of the Tencent Notes Subscription and the Concurrent Tencent Repurchase have been satisfied as of the date of this announcement and it is currently expected that the concurrent closing of the Tencent Notes Subscription and the Concurrent Tencent Repurchase will take place on or around November 4, 2026.

As of the date of this announcement, the Executive has granted the Rule 2 Approval, subject to the conditions provided therein.

The total number of issued Shares as at the Shares Record Date was 425,034,110 Shares, comprising 345,334,100 Class Z Ordinary Shares and 79,700,010 Class Y Ordinary Shares, of which 4,899,364 Class Z Ordinary Shares are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

As at the Shares Record Date, Tencent was interested in 13,639,108 Class Z Ordinary Shares and ADSs (representing approximately 3.21% of the issued Shares and approximately 1.19% of the total voting rights of the Company as at the Shares Record Date) held through its subsidiaries, including 10,954,357 Class Z Ordinary Shares (in the form of ADSs) held by Huang River, 2,636,751 Class Z Ordinary Shares and ADSs held by Tencent Mobility, and 48,000 Class Z Ordinary Shares held by China Literature. By reason of the requirements of the Buybacks Code, the Takeovers Code and the Listing Rules, Huang River, Tencent Mobility, and China Literature abstained from voting at the Extraordinary General Meeting. Save for these parties, no other Shareholder was required to abstain from voting on the resolution at the Extraordinary General Meeting.

As at the Shares Record Date, (i) the Repurchased Shares from the Concurrent Delta Repurchase are pending cancellation and no voting rights shall be exercised in respect of such Repurchased Shares at the Extraordinary General Meeting and (ii) the Rule 8A.15 Adjustment to result from the cancellation of the Repurchased Shares from the Concurrent Delta Repurchase also remains pending. In light of the above, the voting at the Extraordinary General Meeting was conducted on the basis that the Repurchased Shares from the Concurrent Delta Repurchase had been cancelled and the corresponding Rule 8A.15 Adjustment had been completed. Accordingly, the total number of issued Shares as at the Shares Record Date entitling the Shareholders to attend and vote on the resolution at the Extraordinary General Meeting was 399,700,098 Shares, comprising 321,289,209 Class Z Ordinary Shares and 78,410,889 Class Y Ordinary Shares (excluding the shareholding of Huang River, Tencent Mobility, and China Literature who abstained from voting). In particular, the number of votes cast by the WVR Beneficiaries was equivalent to the number of votes they would be entitled to exercise as if the Repurchased Shares from the Concurrent Delta Repurchase had been cancelled and the corresponding Rule 8A.15 Adjustment had been completed.

There were no Shares entitling the holders to attend and abstain from voting in favour at the Extraordinary General Meeting as set out in rule 13.40 of the Listing Rules. No party has stated its intention in the Circular to vote against or to abstain from voting the resolution proposed at the Extraordinary General Meeting.

Mr. Eric He, an independent Director, attended the Extraordinary General Meeting by means of telecommunication and acted as the chairperson of the Extraordinary General Meeting.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Extraordinary General Meeting.

By order of the Board

Bilibili Inc.

Rui Chen

Chairman

Hong Kong, October 28, 2026

As of the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.